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                          January 7, 2022

       Gus Garcia
       Co-Chief Executive Officer
       GLA II Meteora Acquisition Corp.
       4 Village Row
       New Hope, Pennsylvania 18938

                                                        Re: GLA II Meteora
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 3,
2022
                                                            File No. 333-261965

       Dear Mr. Garcia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Victor
Rivera Melendez at 202-551-4182 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Steven B. Stokdyk